

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 13, 2014

Via E-mail
Alex Liu
Principal Executive Officer
American Xanthan Corporation
1712 Pioneer Avenue, Suite 1749
Cheyenne, Wyoming 82001

> **Re: American Xanthan Corporation
>   Registration Statement on Form S-1
>   Filed February 14, 2014
>   File No. 333-193979**

Dear Mr. Liu:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

License, page 27

2. You disclose on page F-8 that you agreed to pay FracFlow a $1,500,000 implementation fee and an ongoing annual license fee of $500,000. Please disclose these fees in this section and clarify whether you will have to pay the implementation fee in order to enter into the license agreement by June 31, 2014. Please discuss how you will obtain the funds necessary to pay these fees.

Certain Transactions, page 38

3. You disclose on page 16 and elsewhere that "Alex Liu has agreed to advance expenses for this offering as needed. We will reimburse Mr. Liu for advances he makes to us for offering expenses. In no event will the amounts reimbursed to Mr. Liu from this offering exceed $20,000. In the event that Mr. Liu advances more than $20,000 for offering expenses, the amount exceeding the $20,000 will be reduced to a promissory note and repaid to Mr. Liu from revenues generated by us." Please revise this section to include this disclosure. Please see Item 404 of Regulation S-K.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Angie Kim at (202) 551-3535 or, in her absence, me at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief

cc: Via E-mail
        Conrad C. Lysiak
        The Law Office of Conrad C. Lysiak, P.S.